UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2011, (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by SunPower Corporation, a Delaware corporation (the “Company” or “SunPower”), relating to the tender offer disclosed in the Schedule TO, dated May 3, 2011 (the “Schedule TO”), filed by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”) and its indirect wholly owned subsidiary, Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), to purchase up to 34,144,400 shares of Class A Common Stock (the “Class A Shares”) and up to 25,220,000 shares of Class B Common Stock (the “Class B Shares” and together with the Class A Shares, the “Shares”) (or such greater number of Class A Shares and Class B Shares as Purchaser may elect to purchase as expressly permitted by the Tender Offer Agreement) at a purchase price of $23.25 per Share for each class, net to the seller thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) (which collectively constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 8 by reference, except that such information is hereby amended, supplemented and modified to the extent specifically provided herein.

This Amendment No. 8 is being filed to reflect certain updates as reflected below.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of Schedule 14D-9 is hereby amended, supplemented and modified by adding the following paragraph after the final paragraph of subsection (b) captioned “Background of the Offer”:

On June 21, 2011, Total and the Company issued a joint press release announcing the final results of the Offer. The full text of the press release is filed as Exhibit (a)(19) to this Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION

At 12:00 midnight, New York City time, on Tuesday, June 14, 2011, the Offer expired. According to Computershare Trust Company, N.A., the Depositary for the Offer, as of the expiration of the guaranteed delivery period associated with the Offer, a total of 37,009,624 Class A Shares and 38,732,300 Class B Shares were validly tendered and not properly withdrawn in accordance with the terms of the Offer, representing approximately 63.9% of the Class A Shares and 92.1% of the Class B Shares outstanding at the close of business on June 13, 2011.

Shortly following the expiration of the Offer, Purchaser accepted for payment 34,756,682 Class A Shares and 25,220,000 Class B Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer and Purchaser has informed the Company that payment for such Shares will be made promptly, in accordance with the terms of the Offer.

The final proration factor, as provided by the Depositary, was 93.91246% for the Class A Shares and 65.11365% for the Class B Shares.

On June 21, 2011, Total and the Company issued a joint press release announcing the successful completion of and the final proration factors for the Offer. The full text of the press release is set forth as Exhibit (a)(19) hereto and is incorporated by reference herein

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(19)	Press release, dated June 21, 2011 (incorporated herein by reference to Exhibit (a)(1)(K) to Amendment No. 5 to Schedule TO filed by Purchaser and Total on June 21, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNPOWER CORPORATION

Date: June 21, 2011	By:	/s/ Dennis V. Arriola
	Name:	Dennis V. Arriola
	Title:	Executive Vice President and Chief Financial Officer